

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 6, 2023

George Lai
Chief Financial Officer
The9 LTD
17 Floor, No. 130 Wu Song Road
Hong Kou District, Shanghai 200080
People's Republic of China

> **Re: The9 LTD**
> **Form 20-F for the Year Ended December 31, 2021**
> **Correspondence Filed January 10, 2023**
> **File No. 1-34238**

Dear George Lai:

We have reviewed your January 10, 2023 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our December 23, 2022 letter.

Correspondence Filed January 10, 2023

Risk Factors, page 8

1. Please provide in the filing a description of your internal processes for how you determine, or will determine as you expand your business, whether particular crypto assets (including NFTs) are securities within the meaning of the U.S. federal securities laws. Please also clarify that such processes are risk-based assessments made by the company and are not a legal standard or binding on any regulatory body or court. Further, please include a risk factor addressing the uncertainty of such assessments and the consequences of making an incorrect assessment or a regulatory body or court disagreeing with the company's assessment. Finally, please address the potential regulatory risks under the U.S. federal securities laws if such crypto assets are determined to be securities, such as

compliance with Section 5 of the Securities Act or whether the company could become subject to regulation as a national securities exchange or as a broker-dealer under the Securities Exchange Act of 1934.

<u>We are facing the legal risks associated with our non-fungible tokens or NFTs, page 23</u>

2. Please revise this risk factor to specifically tailor your discussion of risks to your business and NFTs rather than NFTs generally. In this regard, we note that there are a number of general statements about NFTs and it is not clear the relevance to your business.

<u>General</u>

3. We note your response to our prior comment 15 in your letter dated October 21, 2022 that you made certain changes to your NFT platform in May 2022. Please provide a more detailed explanation of how the platform changes in May 2022 affected the terms, rights and obligations of the NFTs, and how the changes affected NFTs minted and sold prior to the platform changes.

4. We note the legal analysis you provided in response to our prior comment 15 in your letter dated October 21, 2022. Please provide a more detailed legal analysis, specifically addressing your role in the creation of the NFTs and operation of the platform, including the company's efforts to limit supply and to operate and maintain the secondary market. The legal analysis should specifically address your operations pre-May 2022 changes and post-May 2022 changes.

5. Please revise your disclosure to identify the blockchain on which your platform operates and through which the NFTs are created, and clarify who maintains the blockchain. State whether your NFTs are or can be fractionalized, your role in subsequent resales of the NFTs (i.e., whether you are entitled to any royalties or other fees), the rights holders have with respect to the NFT and underlying IP, and how the NFTs can be transferred.

6. Please include in your disclosure a more detailed description of the licenses underlying the NFTs, including identifying the IP that the company in entitled to use for purposes of the NFTs, clarifying whether there are terms relating to exclusivity or other types of restrictions on the counterparty licensing that IP, describing the rights of the company and counterparty with respect to the NFTs, and clarifying whether there are any restrictions on the use of the NFTs created from that IP.

George Lai
The9 LTD
March 6, 2023
Page 3

       You may contact Ta Tanisha Meadows at 202-551-3322 or Suying Li at 202-551-3335 if you have questions regarding comments on the financial statements and related matters. Please contact Kate Beukenkamp at 202-551-3861 or Taylor Beech at 202-551-4515 with any other questions.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Trade & Services

cc: Hapling Li